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SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the Year Ended December 31, 2001	Commission file number 1-11463

THE HILTON 401(k) SAVINGS PLAN
(Full title of the plan)

Hilton Hotels Corporation
9336 Civic Center Drive
Beverly Hills, California 90210
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

36-2058176
(I.R.S. Employer Identification No.)

Hilton 401(k) Savings Plan

Financial Statements and Supplemental Schedule
as of December 31, 2001 and 2000
Together with Auditors' Report

HILTON 401(k) SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2001 AND 2000

Page(s)
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS	1
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Plan Benefits as of December 31, 2001 and 2000	2
Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2001	3
NOTES TO FINANCIAL STATEMENTS	4-9
SUPPLEMENTAL SCHEDULE:
Schedule I—Schedule H, Line 4i—Schedule of Assets Held for Investment Purposes as of December 31, 2001	10-12

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrative Committee and Participants of the
Hilton 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the HILTON 401(k) SAVINGS PLAN (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001, as listed in the accompanying index. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits for the Plan as of December 31, 2001 and 2000, and the changes in net assets available for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Memphis, Tennessee
May 20, 2002

HILTON 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF DECEMBER 31, 2001 AND 2000
(in thousands)

	2001	2000
Investments, at fair value:
Equity investment funds	$321,127	$111,141
Participant loans	22,299	7,428
Interest bearing cash	727	549
Investments, at contract value:
Fixed income funds	59,810	49,616

Total investments	403,963	168,734

Receivables:
Interest and dividends	421	279
Participant contributions	300	129
Employer contributions	158	60

Total receivables	879	468

Excess contributions	—	(1,531)
Accounts payable and accrued expenses	(48)	(42)

Net Assets Available For Plan Benefits	$404,794	$167,629

The accompanying notes to financial statements are an integral part of these statements.

HILTON 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2001
(in thousands)

Net Assets Available For Plan Benefits, Beginning of Year	$167,629
Additions:
Contributions:
Employer contributions	19,528
Participant contributions	41,894

Total contributions	61,422

Investment income:
Interest and dividends	29,445
Transfer in from Plan Merger	242,519

Total additions	333,386

Deductions:
Net depreciation in fair value of investments	(49,348)
Benefits paid to participants	(46,505)
Administrative fees	(368)

Total deductions	(96,221)

Net increase	237,165

Net Assets Available For Plan Benefits, End of Year	$404,794

The accompanying notes to financial statements are an integral part of this statement.

HILTON 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

1.    PLAN DESCRIPTION

        The following description of the Hilton 401(k) Savings Plan (the "Plan"), formerly the Hilton Hotels Thrift Savings Plan, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

        The Plan is a defined contribution plan covering eligible employees of Hilton Hotels Corporation (the "Company" and "Plan Sponsor") and affiliated companies that have adopted the Plan and have been approved by the Company's Board of Directors as being eligible for participation. The Hilton Hotels Thrift Savings Plan was established effective January 1, 1979, and was subsequently restated on November 6, 1996. Effective January 1, 2001, the Hilton Hotels Thrift Savings Plan merged with the Promus Retirement Savings Plan. Effective January 1, 2001, the Hilton Thrift Savings Plan was amended and restated to, among other things, change the name of the Plan to the Hilton 401(k) Savings Plan. The Company and participating affiliated companies are herein collectively referred to as "Hilton". The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

        Participation in the Plan is voluntary. Each employee of Hilton who is not covered by a collective bargaining agreement (unless such agreement provides for participation) is eligible to participate after attainment of age 21 and completing one year of service, as defined in the Plan document.

        The Plan is administered by a committee (the "Plan Administrator") appointed by the Company's Board of Directors. Under an agreement dated September 1, 1995, State Street Bank and Trust Company (the "Trustee") serves as the Trustee of the Plan's assets. On December 7, 2001, the Plan Administrator appointed Wachovia Trust Company as Trustee and recordkeeper effective as of June 2002.

Contributions

        Participants may contribute from 1 percent to 16 percent of their compensation on a pre-tax basis each year. The Company contributes an amount equal to 100 percent of the first 3 percent of a participant's compensation deferrals and 50 percent of a participant's compensation deferrals to the extent compensation deferrals exceed 3 percent, but do not exceed 5 percent of a participant's compensation.

        In addition, the Plan was amended to state that the maximum Matching Company Contributions, as defined in the Plan document, made on behalf of any participant during a plan year shall not exceed the annual limitation contained in Code Section 402(g)(1), as adjusted annually under Code Section 402(g)(5).

        Each participant may contribute to the Plan any amount which is attributable to a distribution from another qualified plan, if such distribution meets the requirements for a tax-free rollover. Contributions are subject to certain limitations of the Internal Revenue Code (the "Code").

Participant Accounts

        Each participant's account is credited with the participant's contribution, the Company's contribution and a daily allocation of Plan earnings, based on the participant's share in the income, gains or losses of the investment funds in which his/her equity is invested.

Vesting

        Participants are immediately vested in their contributions, plus actual earnings thereon. Effective January 1, 2001, active participants are immediately vested in the Company's contribution plus actual earnings thereon. Prior to January 1, 2001, vesting in the Company's contribution portion of participants' accounts, plus actual earnings thereon, was based on years of service, as follows:

Years of Vesting Service	Vested Percentage
Less than 2	0%
2 but less than 3	25%
3 but less than 4	50%
4 but less than 5	75%
5 or more	100%

A participant who is eligible for normal retirement, dies or becomes totally and permanently disabled while employed becomes 100 percent vested.

Forfeitures

        Forfeitures may be used to pay expenses and fees in connection with the administration of the Plan or may be used to reduce employer matching contributions. Forfeiture balances outstanding at December 31, 2001 and 2000, and forfeitures used for the year ended December 31, 2001 were not material.

Investment Options

        Participants may direct their employee contributions in 1 percent increments with certain limitations, in one of, or a combination of the various investment options as provided in the Plan.

Participant Loans

        Each participant may borrow from his/her fund account a minimum of $1,000 up to a maximum of the lesser of $50,000 reduced by the outstanding balance of other loans, or 50 percent of the value of his/her vested balance. Loan transactions are treated as transfers to or from the account from which they are made. Loan terms range up to five years or up to fifteen years for the purchase of a primary residence. The loans are secured by the balance in the participants' account. Loans bear interest at a rate equal to the prime rate on the last day of the month preceding the month in which the loan is made. During 2001, interest rates on outstanding loans ranged from 5.0 percent to 10.5 percent. Principal and interest are payable in equal installments over the loan term.

Payment of Benefits

        On termination of service, including termination due to death, disability or retirement, a participant or his/her beneficiary generally receives the value of the participant's vested interest in his/her account in one lump-sum distribution. If a participant's account exceeds $5,000, the participant's written consent as to election of distribution must be obtained prior to distribution.

Withdrawals

        If a participant has a financial hardship, as defined in the Plan document, the participant may be eligible to make a hardship withdrawal from his/her account. In addition, a participant may withdraw amounts from his/her after-tax contributions and rollover contributions for any reason.

Administrative Expenses

        All investment management expenses are charged to Plan participant accounts. All other administrative expenses are paid by the Company.

Plan Termination and Amendment

        Although the Company expects to continue the Plan indefinitely, the Company has the right under the Plan to discontinue the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts. The Board of Directors of the Company reserves the right to amend all or any part of the Plan at any time.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

        The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

        Investments held by the Plan are stated at fair value, except for the Fixed Income Fund's Yield Enhanced Short Term Investment Fund and Guaranteed Investment Contracts, which are stated at contract value (see Note 5). Investments in mutual funds are stated at values reported by those funds based on quoted market prices. Fair values of investment funds maintained by the Trustee are provided by the Trustee, based upon the fair values of those funds' underlying investments. Participant loans are valued at cost, which approximates fair value.

        Purchases and sales of investments are recorded on the trade date. Dividends are recorded on the ex-dividend date.

Net Appreciation (Depreciation) in Fair Value of Investments

        Realized and unrealized appreciation (depreciation) is recorded in the accompanying Statement of Changes in Net Assets Available for Plan Benefits as net depreciation in fair value of investments.

        Realized and unrealized appreciation (depreciation) in the fair value of investments is computed based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation) or on the last day of the year for unrealized appreciation (depreciation).

Risks and Uncertainties

        The Plan provides for various investment options in investment securities. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term will materially affect participants' account balances and the amount reported in the accompanying Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets for Plan Benefits.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Payment of Benefits

        Benefits are recorded when paid.

3.    TAX STATUS OF THE PLAN

        The Plan obtained its latest determination letter on March 21, 2002, in which the Internal Revenue Service stated that the Plan, as designed, is in compliance with applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

4.    INVESTMENTS

        The following table presents the fair value/contract value of investments that represent 5 percent or more of the Plan's net assets as of December 31, 2001 and 2000.

	2001	2000
	(in thousands)
Investments, at fair value:
Fidelity Growth Company Fund	$31,181	$47,981
State Street Bank and Trust Company S&P 500 Index Fund	77,015	53,508
American Balanced Fund	20,438	8,233
Participants' Loan Fund	22,299	7,428
GE US Equity Fund—Series I	26,963	—
GE Money Market Fund—Series I	39,626	—
GE Moderate Strategy Fund—A	24,781	—
Investments, at contract value:
State Street Bank and Trust Company Guaranteed
Investment Contracts	$54,762	$43,759

        During 2001, the Plan's investments (including investments bought, sold and held during the year) depreciated in value by approximately $49,348,000. The net change in fair value was as follows:

Year Ended December 31, 2001
(in thousands)
American Balanced Fund	$(38)
Fidelity Growth Company Fund	(12,147)
Fixed Income Funds	(573)
Self Managed Brokerage Account	237
Company Stock Fund	3,007
State Street Bank and Trust Company S&P 500 Index Fund	(10,873)
T. Rowe Price International Stock Fund	(3,773)
AIM Constellation Fund	(11,669)
MFS Investors Growth Stock Fund	(5,889)
GE US Equity Fund	(2,353)
Vanguard Corporate Bond Fund	179
PimCo Total Return Fund	333
GE Conservative Strategy Fund	(610)
GE Moderate Strategy Fund	(3,805)
GE Aggressive Strategy Fund	(1,374)

$(49,348)

5.    UNALLOCATED INVESTMENT CONTRACTS

        The Fixed Income Funds include investment contracts issued by insurance companies and other financial institutions. In accordance with Statement of Position 94-4 of the American Institute of

Certified Public Accountants, fully benefit-responsive investment contracts are presented at their contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses) of approximately $54,762,000 as of December 31, 2001 in the accompanying financial statements. This amount is not materially different from the fair value of the contracts as calculated per Statement of Financial Accounting Standards No. 107. The average yield and crediting interest rates of guaranteed investment contracts ranged between four and eight percent for 2001 and 2000. The crediting interest rate is based on an agreed-upon formula with the issuer.

6.    RELATED PARTY TRANSACTIONS

        Certain Plan investments are managed by the Trustee; therefore, these transactions qualify as party-in-interest transactions, as indicated in the attached Schedule of Assets Held for Investment Purposes.

Schedule I

HILTON 401(k) SAVINGS PLAN

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 2001
(in thousands)

Identity of Party and Description of Investment including Maturity Date, Current Rate of Interest and Maturity Value		Current Value
EQUITY INVESTMENTS FUNDS:
American Balanced Fund		$20,438
Fidelity Growth Company Fund		31,181
*State Street Bank and Trust Company S&P 500 Index Fund		77,015
Hilton Hotels Corporation Common Stock		14,415
T. Rowe Price International Stock Fund		8,893
AIM Constellation Fund		17,221
MFS Investors Growth Fund		11,478
GE US Equity Fund Series I		26,963
Vanguard Corporate Bond Fund		9,778
PimCo Total Return Fund		19,150
GE Money Market Fund Series I		39,626
GE Conservative Strategy		11,794
GE Moderate Strategy		24,781
GE Aggressive Strategy		6,941
Self-Managed Brokerage Account
Common Stock	117
Mutual Funds	1,336

Total Self-Managed Brokerage Account		1,453

Total Equity Investment Funds		321,127
FIXED INCOME FUNDS:

*State Street Bank and Trust Company Fixed Income Fund and Guaranteed Investment Contracts (GICs)
Allstate Life Insurance; #GA-6124, 1998-CC5, 6/30/03, 5.11%	1,089
Allstate Life Insurance; #GA-6187, 1999-HH3, 6/30/03, 6.93%	2,328
Continental Assurance Company; #GP-24099-206, 1997-G5, 07/01/02, 6.54%	701
GE Capital Assurance Co; #GS-3494GECA, 6.68%	1,064
GE Capital Assurance Co; #GS-3642GECA, 4.51%	3,023
GE Capital Assurance Co; #GS-3677GECA, 4.87%	1,000
GE Life; #GS-3011, 1997-T3, 03/29/02, 7.01%	421
Hartford Life; #GA-10538, 6.12%	2,092
Hartford Life; #GA-10538B, 5.81%	2,080
Jackson National Life Insurance Company; #G-1338-1, 7.47%	2,243
Jackson National Life Insurance Company; #G-1338-2, 6.97%	1,624
John Hancock; #GAC-9558, 1997-DD2, 8/30/02, 6.52%	408
John Hancock; #GAC-9619, 1997-II5, 7/31/02, 6.23%	396
John Hancock; #GAC-14954, 7.68%	2,786
John Hancock; #GAC-15063, 6.92%	1,076
John Hancock; #GAC-9515, 1997-Y3, 5/31/02, 6.49%	411
Metropolitan Life Insurance; #GAC-24897, 1998-I3, 10/01/02, 6.06%	384
Metropolitan Life Insurance; #GAC-28157, 5.39%	2,060
Metropolitan Life Insurance; GAC-28192, 5.55%	1,529
Monumental Life Insurance; #MDA-00065FR, 1999-G3, 2/28/03, 5.84%	1,170
Monumental Life Insurance; #MDA-00078FR, 1999-T2, 6.33%	1,751
Monumental Life Insurance; #MDA-00173FR, 8.01%	1,690
Monumental Life Insurance; #SVO-4153Q, 4.60%	3,013
New York Life Asset Management; #GA-30883, 1998-W2, 3/31/03, 5.97%	252
New York Life Asset Management; #GA-30883-002, 1999-KK4, 9/30/03, 6.81%	2,312
New York Life Asset Management; #GA-30883-003, 1999-XX6, 11/26/03, 7.11%	1,715
Pacific Life Insurance Co; #G-26332-01, 1997-D4, 12/31/02, 6.79%	713
Principal Mutual Life Ins Co; #GA-4-21131-2; 1997-L5, 6/27/02, 6.94%	851
Principal Mutual Life Ins Co; #GA-4-21131-3; 1997-O3, 9/29/02, 7.16%	356
Principal Mutual Life Ins Co; #GA-4-21131-4; 1999-Y3, 5/28/03, 6.70%	1,756
Principal Mutual Life Ins Co; #GA-4-21131-05; 7.50%	1,652
Principal Mutual Life Ins Co; #GA-4-21131-6; 4.69%	1,002
Protective Life; #GA-1440, 1998-F3, 11/29/02, 6.03%	514
Protective Life; #GA-1483, 1998-Z2, 11/29/02, 5.71%	371
Transamerica Asset Management Co; #GA-51455-01, 1997-AA2, 6.47%	407
Transamerica Asset Management Co; #GA-55565-000, 5.71%	3,103
Travelers Insurance Company; #GR-17110, 1998-JJ4, 5.70%	733
Travelers Insurance Company; #GR-16946, 1998-P2, 6.12%	286
Travelers Insurance Company; #GR-17232, 1999-L2, 5.95%	1,168
Travelers Insurance Company; #GR-18024, 5.66%	1,537
Travelers Insurance Company; #GR-17543, 7.55%	1,695

Total Investment Contracts	54,762
Yield Enhanced Short Term Investment Fund	5,048

Total Fixed Income Funds	59,810

INTEREST BEARING CASH:
*State Street Bank and Trust Company Short Term Investment Fund	727
PARTICIPANT LOANS:
*Participants' Loan Fund, with interest rates ranging from 5.0 percent to 10.5 percent	22,299

Total Assets	$403,963

*
Represents a Party-in-Interest Transaction

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE HILTON 401(k) SAVINGS PLAN
DATED: May 20, 2002	By	/s/ DIETER HUCKESTEIN Dieter Huckestein Chair, Pension and Thrift Committee

QuickLinks

  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
HILTON 401(k) SAVINGS PLAN NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2000
  Schedule I
SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AS OF DECEMBER 31, 2001 (in thousands)
SIGNATURE